21001870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 01 2021
Washington, DC

SEC FILE NUMBER
8-51017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLADOWSKY CAPITAL MANAGEMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 MANOR ROAD
(No. and Street)

(City)	(State)	(Zip Code)
		11787

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO. LLP
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
1375 BROADWAY, 15TH FLOOR	NEW YORK	NY	10018

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JASON GLADOWSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLADOWSKY CAPITAL MANAGEMENT CORP., as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON GLADOWSKY
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02GL6093958
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES 07/14/2023

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladowsky Capital Management Corp.

Statement of Financial Condition
December 31, 2020
[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934]

PUBLIC DOCUMENT

GLADOWSKY CAPITAL MANAGEMENT CORP.

Table of Contents
December 31, 2020

Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Gladowsky Capital Management Corp.
Smithtown, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gladowsky Capital Management Corp.'s management. Our responsibility is to express an opinion on Gladowsky Capital Management Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gladowsky Capital Management Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Gladowsky Capital Management Corp.'s auditor since 2005.
New York, New York
February 26, 2021

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition

December 31, 2020

Assets	
Cash and cash equivalents	$271,313
Receivable from Clearing Broker	100,000
Prepaid expenses	5,939
Equipment, furniture, and fixtures, and leasehold improvements-net	39,061
	$416,313
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$17,561
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, issued and outstanding	20,000
Additional paid-in capital	274,570
Retained Earnings	104,182
	398,752
	$416,313

See Notes to Financial Statements.

1. **Organization and Business**
Gladowsky Capital Management Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company provides investment advisory services on a fee basis computed as a percentage of assets under management and earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3 in accordance with Rule 15c3-3(k)(2)(ii).

The Company was incorporated on January 16, 1997 under the laws of the State of New York and maintains an office in Smithtown, New York.

2. **Summary of Accounting Policies**
   a. **Cash and Cash Equivalents**-The Company considers all short-term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

   b. **Securities Transactions**-Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled.

   c. **Equipment, Furniture, Fixtures and Leasehold Improvements**-Equipment, furniture and fixtures, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed.

   d. **Lease Accounting -** Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition

adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

e. **Credit Losses –** Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening stockholder's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

f. **Income Taxes -** The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under applicable federal and New York State statues. Accordingly, the Company is treated for federal and New York State income tax purposes as a flow through entity, instead of as a corporation. In lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. The Company files federal and New York State income tax returns, and the earliest tax year that is subject to examination by these taxing authorities is 2017. The Company adopted ASC 740 which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

   The Company did not have material unrecognized tax benefits as of December 31, 2020 and does not expect this to change significantly over the next twelve months. As of December 31, 2020, the Company has no accrued interest or penalties related to uncertain tax positions.

g. **Use of Estimates**-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Actual results could differ from those estimates.

3. **Receivable from Clearing Broker**

The clearing and depository operations for the Company's and customers' securities transactions are provided by a clearing broker pursuant to a clearance agreement. At December 31, 2020, the receivable from clearing broker is the required clearing deposit of $100,000 to be maintained at the clearing broker.

4. **Fair Value Measurements of Investment in Securities**

Securities are recorded at fair value in accordance with ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1-Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access.
Level 2-Pricing inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3-Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances an may include the Company's own data.)

As of December 31, 2020, there were no securities owned by the Company.

5. **Equipment, Furniture and Fixtures, and Leasehold Improvements**
Equipment, furniture and fixtures, and leasehold improvements are stated at cost and their estimated useful lives are summarized as follows:

Equipment-office and data processing	$151,992	5-7 Years
Furniture and fixtures	165,853	5-10 Years
Leasehold improvements	25,167	5 Years
	343,012	
Less: Accumulated depreciation and amortization	303,951	
	$39,061	

6. **Related Party Transactions**
Effective November 1, 2003, the Company leases its office facility on a month-to-month basis from a related entity which is partially owned by a stockholder of the Company.

7. **Employee Benefit Plan**
The Company has established a defined contribution retirement plan for the benefit of all eligible full-time employees who have at least one year of service and are at least 21 years of age. The plan provides for an annual contribution by the Company at the discretion of the stockholders. The contribution is limited to 3% of eligible salaries or 100% of the contribution made by the employee.

8. **Concentration**
The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Cash in banks is insured by the FDIC up to the standard maximum deposit insurance of $250,000 per institution. At December 31, 2020, there were no cash and cash equivalent balances in excess of FDIC limits.

9. **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital, as defined, of $350,052 which was $345,052 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05.

10. **Off-Balance Sheet Risk**
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the

Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for the indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

11. Paycheck Protection Program Loan and COVID-19

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 1, 2020. The duration and economic impact of this pandemic are uncertain. At this time, Management is unable to quantify its potential effects on the operations and financial performance of the Company. During April 2020, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") of $69,882. The loan will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities, with at least 60% being used for payroll. The Company did use the funds for these expenses during the covered period within the year ended December 31,2020. The Company expects to apply for loan forgiveness on the PPP funds received during 2021. The Company anticipates that the entire loan balance of $69,882 will be forgiven, and has elected to analogize the accounting for the loan as income recognized in the current year ended. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender or, if the borrower does not apply for loan forgiveness, ten months after the end of the borrower's loan forgiveness covered period. No collateral or personal guarantees were required for the loan. This PPP loan would bear an interest rate of 1% and a maturity of two years, which can be extended to up to five years if the Company and lender agree.

12. Subsequent Events

The Company's management has evaluated subsequent events through February 25, the date the financial statements were available to be issued.